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                         July 29, 2022

       Brian McNamara
       Chief Executive Officer
       Haleon plc
       Building 5, First Floor, The Heights
       Weybridge, Surrey, KT13 0NY
       United Kingdom

                                                        Re: Haleon plc
                                                            Registration
Statement on Form F-1
                                                            Filed July 28, 2022
                                                            File No. 333-266358

       Dear Mr. McNamara:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              John-Horsfield Bradbury